Exhibit 99.2

Consent of Director Nominee

Restoration Hardware Holdings, Inc. has filed a Registration Statement on Form S-1 (File No. 333-176767) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of Restoration Hardware Holdings, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Restoration Hardware Holdings, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Thomas D. Mottola
Thomas D. Mottola

Dated October 16, 2012